Exhibit 99.1

HomeServices and Brookfield Announce a New Residential Real Estate Franchise Brand—Berkshire Hathaway HomeServices®

MINNEAPOLIS, MINN. (Oct. 30, 2012)—HomeServices of America, Inc.™, a Berkshire Hathaway affiliate, and Brookfield Asset Management, announced today that they have partnered to introduce Berkshire Hathaway HomeServices®—a new franchise brand that joins the existing brands and affiliate networks of Prudential Real Estate and Real Living Real Estate.

Berkshire Hathaway HomeServices® combines the financial strength of both organizations, coupled with the operational excellence of HomeServices and superior real estate franchising experience of Brookfield.

The combined networks of more than 53,000 Prudential Real Estate and Real Living Real Estate agents generated in excess of $72 billion in residential real estate sales volume in 2011, and operate across more than 1,700 U.S. locations.

“Berkshire Hathaway HomeServices® is a new franchise brand built upon the financial strength and leadership of Brookfield and HomeServices,” said Warren Buffett, chairman and CEO of Berkshire Hathaway Inc. “I am confident that these partners will deliver value to the residential real estate industry, and I am pleased to have Berkshire Hathaway be a part of the new brand.”

“We are honored and proud to be entrusted with the use of the Berkshire Hathaway name as our new real estate franchise brand,” said Ron Peltier, chairman and CEO of HomeServices. “We will convey the strength of Berkshire Hathaway’s reputation and its associated principles of integrity and financial stability in everything we do.”

Berkshire Hathaway HomeServices® unites proven operational excellence, demonstrated integrity and the reputation of Berkshire Hathaway—among the world’s most admired companies, according to Fortune’s 2012 ranking—to deliver its real estate franchise offering in the market. This combination enables brokers and affiliates to attract and retain the best agents to provide superior customer service and to drive performance and profitable growth. Berkshire Hathaway HomeServices® will be available in 2013.

“The strength of the Berkshire Hathaway name, coupled with the operational excellence of HomeServices and the franchising experience of Brookfield, positions Berkshire Hathaway HomeServices® as a leading real estate franchise in the U.S., building on our traditions of exceptional client service and innovation. Brookfield is excited to be a partner in creating a home for the best real estate brokers and agents in the country,” said Bruce Flatt, Brookfield Asset Management CEO.

Berkshire Hathaway HomeServices® will be led by an experienced management team including Earl Lee, Chief Executive Officer; Stephen Phillips, Chief Operating Officer; Brian Peterson, Chief Financial Officer and Aleya Chattopadhyay, Chief Marketing Officer.

Information about Berkshire Hathaway HomeServices® is available at: www.berkshirehathawayhs.com

About HomeServices of America, Inc.™
HomeServices of America, Inc. is the nation’s second largest, full-service residential brokerage firm and one of the largest U.S. providers of integrated real estate services. HomeServices is owned by MidAmerican Energy Holdings Company, a consolidated subsidiary of Berkshire Hathaway Inc. Since it became a MidAmerican affiliate in 1998, HomeServices has grown from 4,000 agents in three markets to more than 16,000 agents in 21 states. HomeServices is comprised of some of the industry’s most respected real estate firms, specializing in brokerage, mortgage, title and escrow services, insurance and relocation. Each of the HomeServices’ companies has been serving clients for an average of more than 60 years and is regarded for unparalleled service.

During 2011, the company’s associates facilitated nearly $32 billion in residential real estate sales and closed over $3.0 billion in home mortgages. From 1998–2011, HomeServices transacted nearly 1.9 million brokerage units with a total sales volume of more than $506 billion.

For more information, visit www.homeservices.com

About Brookfield
Brookfield Asset Management Inc. is a global alternative asset manager with over $150 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbols BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA.

Brookfield Residential Property Services is a leading global provider of real estate and relocation services, technology and knowledge, and a division of Brookfield Asset Management. Through its North American real estate and relocation operations, it has more than 75,000 real estate professionals in more than 2,800 locations, transacting over $150 billion in 2011.

Prudential Real Estate and Real Living franchisees are independently owned and operated. Prudential, the Prudential logo and the Rock symbol are service marks of Prudential Financial, Inc. and its related entities and are used under license, with no other affiliation with Prudential.

For more information, visit www.brookfield.com

For further information please contact:
Marisa Mulqueen
Office: 212-704-8112
Mobile: 646-351-2309

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of HomeServices, Brookfield and their subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of HomeServices or Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rate; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in any relevant documents filed with securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, HomeServices and Brookfield undertake no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.”